C. Edward Chaplin

Chief Financial Officer

113 King Street, Armonk, NY 10504

Tel. 914-765-3925 Fax 914-765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

October 12, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington D.C. 20549

Re:	MBIA Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 001-09583

Dear Mr. Rosenberg:

On September 27, 2007, MBIA Inc. (“MBIA” or the “Company”) submitted its response to your comments regarding MBIA’s Form 10-K for the fiscal year ended December 31, 2006. During a conference call with your staff on October 3, 2007, MBIA clarified when it will provide the disclosure included in its response to your comment regarding reasonably likely changes to assumptions used in establishing loss reserves. For your convenience, the following is a reproduction of your comment and our corresponding response included in our letter dated September 27, 2007.

Critical Accounting Estimates, page 33

Losses and Loss Adjustment Expenses, page 33

1.	Your disclosure does not include the assertion that any reasonable likely changes to the assumptions utilized in establishing your loss reserves are unlikely to have a material financial impact that you included in your Form 10-K for the year ended December 31, 2004. Please provide us in disclosure type format the impact that reasonably likely changes to the assumptions used in making this estimate would have on your operations and financial position.

MBIA’s Response

The following is an excerpt from MBIA’s current loss reserving disclosure revised to address your comment. MBIA will include such disclosure in its filings when reasonably likely changes to the assumptions used in establishing loss reserves are likely to have a material impact on our financial position or results of operations. MBIA’s proposed additional disclosure appears in bold.

The Company establishes specific reserves in an amount equal to the Company’s estimate of identified or case basis reserves with respect to specific policies. A number of variables are taken into account in establishing specific case basis reserves for individual policies that depend primarily on the nature of the underlying insured obligation. These variables include the nature and creditworthiness of the underlying issuer of the insured obligation, whether the obligation is secured or unsecured and the expected recovery rates on the insured obligation, the projected cash flow or market value of any assets that support the insured obligation and the historical and projected loss rates on such assets. Factors that may affect the actual ultimate realized losses for any policy include the state of the economy, changes in interest rates, rates of inflation and the salvage values of specific collateral. The Company does not believe that reasonably likely changes to these factors would materially change the amount of the Company’s case basis loss reserves, with the exception of significant changes in salvage values of specific collateral in certain sectors. Changes in salvage values of specific collateral may occur over time and would directly affect the amount of case basis loss reserves established for individual insured obligations. The following table presents the estimated impact of a decline in the values of specific collateral on the Company’s case basis loss reserves as of December 31, 2006 in those sectors for which such a decline is reasonably likely.

(dollars in thousands) Sector	Estimated collateral value decline	Estimated increase in reserves
CDO	10%	$13,218
Mortgage-backed	10%	4,820
EETC	25%	2,815

Total		$20,853

In contrast to the preceding disclosure and pursuant to our discussion with your staff during the conference call on October 3, 2007, MBIA will include the following disclosure in its filings when reasonably likely changes to the assumptions used in establishing loss reserves are not likely to have a material impact on our financial position or results of operations.

The Company establishes specific reserves in an amount equal to the Company’s estimate of identified or case basis reserves with respect to specific policies. A number of variables are taken into account in establishing specific case basis reserves for individual policies that depend primarily on the nature of the underlying insured obligation. These variables include the nature and creditworthiness of the underlying issuer of the insured obligation, whether the obligation is secured or unsecured and the expected recovery rates on the insured obligation, the projected cash flow or market value of any assets that support the insured obligation and the historical and projected loss rates on such assets. Factors that may affect the actual ultimate realized losses for any policy include the state of the economy, changes in interest rates, rates of inflation and the salvage values of specific collateral. The Company does not believe that reasonably likely changes to these factors would materially change the amount of the Company’s case basis loss reserves.

Notwithstanding your comments, MBIA Inc. acknowledges that it is responsible for the adequacy and accuracy of disclosures in its filings and that the SEC staff comments or changes to disclosures in response to SEC staff comments do not foreclose the SEC from taking action with respect to such filings. Additionally, MBIA Inc. acknowledges that it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (914)765-3925 with any additional comments or questions you may have with respect to our responses.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin

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